October 6, 2022

Via EDGAR

Ms. Amanda Ravitz

Ms. Barbara Jacobs

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:Comment Letter dated August 31, 2022

UDR, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2022

File No. 001-10524

Dear Ms. Ravitz and Ms. Jacobs:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), set forth in its letter dated August 31, 2022 to UDR, Inc. (the “Company”), regarding the above-referenced Definitive Proxy Statement on Schedule 14A that was filed with the Commission on March 31, 2022 (the “Proxy Statement”). In this letter, we have repeated the Staff’s comments in bold, italicized type and have followed each comment with the Company’s response. We appreciate the Staff’s attention to this matter.

The Company notes that, in accordance with Item 7(b) of Schedule 14A and Item 407(h) of Regulation S-K, the Proxy Statement includes a description of the leadership structure of the Company’s board of directors (the “Board”). Included within this disclosure is a description of the role played by the Board’s Lead Independent Director, James D. Klingbeil. As noted in the Proxy Statement, the Board considers the leadership structure of the Board at least annually, and the Company discloses under the heading “Board Leadership Structure” why the Board believes that the current leadership structure is appropriate for the Company. As described under the heading “Director Biographies” in the Proxy Statement, Mr. Klingbeil has served as a director of the Company since 1998 and has served as Lead Independent Director since January 2018. Mr. Klingbeil served as Vice Chairman of the Board from October 2000 to March 2010, and he served as Chairman of the Board from March 2010 to December 2017. In accordance with Item 7(b) of Schedule 14A and Item 407(h) of Regulation S-K, the Company also discloses the role of the Board in risk oversight, under the heading “The Role of the Board in Risk Oversight” in the Proxy Statement.

Definitive Proxy Statement on Schedule 14A filed March 31, 2022

General

1.	Please expand your discussion to address how the experience of the Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.

In response to the Staff’s comment, beginning with the proxy statement for the 2023 Annual Meeting of Shareholders, the Company will expand the above-referenced disclosure in the Proxy Statement to address how the extensive experience of the Board’s Lead Independent Director is brought to bear in connection with the Board’s role in risk oversight.

2.

Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

●	represent the board in communications with shareholders and other stakeholders; or
●	require board consideration of, and/or override your CEO on, any risk matters.

In response to the Staff’s comment, beginning with the proxy statement for the 2023 Annual Meeting of Shareholders, the Company will expand the above-referenced discussion in the Proxy Statement addressing the role that the Lead Independent Director plays in the leadership of the Board. To the extent applicable, the Company will address the examples cited by the Staff in Comment 2.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

●	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
●	whether you consult with outside advisors or experts to anticipate future threats and trends, and how often you re-assess your risk environment;
●	how the board interacts with management to address existing risks and identify significant emerging risks;
●	whether you have a Chief Compliance Officer and to whom this position reports; and
●	how your risk oversight process aligns with your disclosure controls and procedures.

In response to the Staff’s comment, beginning with the proxy statement for the 2023 Annual Meeting of Shareholders, the Company will expand the above-referenced discussion in the Proxy Statement addressing how the Board administers its risk oversight function. To the extent applicable, the Company will address the examples cited by the Staff in Comment 3.

If you have any questions regarding this matter, please contact me directly at (720) 348-7621.

Very truly yours,

/s/ David G. Thatcher
David G. Thatcher Senior Vice President – General Counsel
cc: David Lynn, Morrison & Foerster LLP